Securities Compliance Group Ltd

520 W. Roosevelt Road #201

Wheaton, IL 60187

(888) 978-9901

www.IBankAttorneys.com

February 4, 2015

Via EDGAR

Ms. Mara Ransom

Senior Counsel

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Acceleration of Effective Date

Carbon Credit International, Inc.

Registration on Form S-1

File No. 333-199371

Dear Sir or Madam:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on Form S-1.  We request an effective date of Thursday, February 5, 2015 at 2:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.  We hereby acknowledge that:

  -  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  -  the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  -  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.  Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Carbon Credit International, Inc.

By: /s/ Amber Marie Chavez

             Ms. Amber Marie Chavez

             Chief Executive Officer

            Chief Financial Officer